My Cloudz, Inc.

430/23 Moo 12

Nongprue, Banglamung

Chonburi 20150 Thailand

June 22, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549-4628

Re:	My Cloudz, Inc. Registration Statement Form S-1/Amendment #1 File Number 333-203373 Filed: May 29, 2015

Attention:	Ms. Katherine Wray Phone (202) 551-3483

My Cloudz, Inc. (the “Company”) has received your comments dated June 11, 2015 regarding the amendment no. 1 to Form S-1 filed on May 29, 2015. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

General

1.	The following disclosure has been added to page 7 and page 13:

“Moreover, because we are a shell company, we are not entitled to file registration statements on Form S-8, which is typically used to register stock that is offered to employees and consultants via benefit or incentive plans. As a result, we may have difficulties attracting qualified employees and consultants because we are not able to compensate them in the same fashion that non-shell companies can.  Being a shell company, there are enhanced reporting requirements imposed on us: when reporting an event that causes us to cease being a shell company, we have to file with the Commission the same type of information that it would be required to file to register a class of securities under the Securities Exchange Act of 1934. These restrictions and requirements will likely have a negative impact on our ability to attract additional capital.”

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My Cloudz, Inc.

430/23 Moo 12

Nongprue, Banglamung

Chonburi 20150 Thailand

Prospectus Summary

Being an Emerging Growth Company, page 6

2.	We have amended our documents to reconcile pages 6 and 9 that we have irrevocably opted out of the extended transition period for complying with new or revised accounting standards.

Risk Factors, page 9

3.	The following Risk Factor has been modified/added regarding the Company’s capital needs:

“We will require immediate financing in order to implement our business plan. In the event we are unable to acquire financing, we may not be able to implement our business plan resulting in a loss of your investment.

We require immediate financing to put our anticipated business into action.  Our President and Director has committed to lend funds (up to $12,500) to the company for the next twelve months to cover expenses to maintain the reporting status current with the SEC, if necessary. Mr. Vongsa is willing to lend the full amount of these funds to the Company as the expenses are incurred, if no other proceeds are available to the Company and if the amount raised through this offering is not enough to cover such expenses. However, there is no contract in place or written agreement with Mr. Vongsa and the funds expressed in the above verbal commitment, would be in the form of a non-secured loan and would have no interest and no fixed repayment date.

Moreover, to fully implement our business plan, we will require substantial additional funding following this offering. We plan to raise additional funds through private placements, registered offerings, debt financing or other sources to maintain and expand our operations.  Adequate funds for this purpose on terms favorable to us may not be available, and if available, on terms significantly more adverse to us than are manageable. Without funding, we may be only partially successful or completely unsuccessful in implementing our business plan, and our stockholders will lose part or all of their investment.”

Risks Related to Our Business

4.	The following Risk Factor has been added, page 10:

“The Company plans to develop its business by allowing its users to manage and aggregate their own online storage subscriptions (both paid for and free cloud storage accounts) from third party providers; however, the Company cannot provide any guarantee or assurance that the Company’s customers’ use of these accounts will not violate the terms of service agreements with the related cloud storage providers. Each third party provider will have its own End User License Agreement (“EULA”).

The Company cannot provide any guarantee or assurance that the proposed uses of third party free cloud or paid for storage accounts by its customers will not violate the third party EULA. If the Company’s customers are unable to use these accounts the business would fail and any investment made into the Company would be lost in its entirety.

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My Cloudz, Inc.

430/23 Moo 12

Nongprue, Banglamung

Chonburi 20150 Thailand

Investors must be aware that the Company has not researched the legality of all uses of its proposed software nor has it contacted any third party cloud providers in regards to its proposed business plan.  Moreover, the Company may be subject to legal claims by the third party cloud provider(s) in the future, based upon the use of the third party accounts by the Company, any such legal claim could materially impact the Company and cause business failure and complete loss of any investment made into the Company.”

Description of Business, page 22

5.	The following disclosure has been added to Description of Business section:

On July 31, 2014 Mr. Sommay Vongsa, President and sole Director, incorporated the Company in the State of Nevada and established a fiscal year end of August 31. MCI intends to market and sell its planed secure online data storage through its intended website initially in the United States of America; the Company has registered offices located at 112 North Curry Street Carson City, Nevada 89703. The Company has an office provided at no charge by Mr. Vongsa in Thailand; 430/23 Moo 12 Nongprue, Banglamung Chonburi 20150 Thailand.

Disclosure of Commission Position on Indemnification from Securities Act Liabilities, page 32

6.	The language stating “Our director and officer is indemnified as provided by the Nevada Statutes and our Bylaws” has been removed from the registration statement.

In addition, included herein, is a letter of representation provided by the Company making certain acknowledgements.

By:	/s/ Sommay Vongsa
Sommay Vongsa
President
My Cloudz, Inc.

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My Cloudz, Inc.

430/23 Moo 12

Nongprue, Banglamung

Chonburi 20150 Thailand

June 22, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549-4628

Re:	My Cloudz, Inc. / Letter of Representation Registration Statement Form S-1 File Number 333-203373

My Cloudz, Inc. (the “Company”) represents and acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Sommay Vongsa
Sommay Vongsa
President
My Cloudz, Inc.

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